FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

Sadia S.A.

A Publicly-Held Company

CNPJ No. 20.730.099/0001-94

Sadia S.A. (“Sadia”) announces publicly to its Shareholders and to the Market that, on September 1, 2008, it executed the final documentation contemplated in the Partnership Agreement entered into on April 28, 2008 by and between Sadia and Kraft Foods Brasil S.A. (“KFB”) & Kraft Foods Holdings, Inc., presently known as Kraft Foods Global Brands, LLC (“Kraft”), already disclosed in the material fact disseminated on that same date, establishing the terms and conditions for setting up a joint venture to operate in Brazil the activities of cheese manufacturing, marketing and distribution, including the products currently sold by KFB under the Philadelphia brand, as well as cheeses and cheese spreads sold under the Sadia brand.

The joint venture vehicle, K&S Alimentos S.A. (“K&S”), is a closely-held corporation, headquartered in Curitiba-PR. KFB is the title holder of 51% of the voting shares while Sadia holds 49%. Pursuant to the terms of the Shareholders’ Agreement signed by the parties within the context of their partnership, K&S shall have its own independent structure and corporate governance.

As established in the agreement signed between KFB and K&S, K&S shall start up its industrial operation under the mode of manufacturing to order. As of January 2010, these operations will be fully and definitively transferred to K&S own industrial park.

This partnership with Kraft represents an important step towards strengthening Sadia in the cheese segment and is in full alignment with its strategy of promoting growth and creating value, both for the Company and for its shareholders.

São Paulo, September 1, 2008

Welson Teixeira Junior

Investor Relations Director